

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2010

VIA U.S. MAIL

Kenneth L. Shartz
Chief Executive Officer
Bella Petrella's Holdings, Inc.
206 East Long Boat Boulevard
Tampa, Florida 33615

> **Re: Bella Petrella's Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 2, 2010**
> **File No. 333-169145**

Dear Mr. Shartz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2.   If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of

> response indicates precisely (by page number) where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

3.   Please monitor the need to provide updated financial information, in accordance with Rule 3-12 of Regulation S-X.

4.   We note that you are attempting to register shares of your common stock issuable pursuant to an equity line financing arrangement with Kodiak Capital Group, LLC.   As you have already offered these equity line shares to Kodiak Capital Group, LLC and you are not eligible to rely on Rule 415(a)(1)(x) or Rule 415(a)(4), you may not register this transaction as a primary offering. In addition, our accommodations with respect to the registration of equity lines as an indirect primary offering do not extend to initial public offerings or companies whose securities are not quoted on the OTC Bulletin Board or listed on a national securities exchange. Please revise the registration statement to remove references to these equity line shares. In addition, please make relevant updates to other disclosure in your document. For example, and without limitation, please update your risk factor disclosure at page 5 under the heading "Our limited liquidity and financial resources."

Prospectus Cover Page

5.   Please limit the outside cover page to one page. See Item 501(b) of Regulation S-K.

6.   We note that it appears from your disclosure that you intend to seek quotation on the OTC Bulletin Board. Please disclose the information required by Item 501(b)(3) of Regulation S-K with respect to the offering price of the securities. In that regard, because there is no existing market for the securities, your registration statement must include a price, or at least a price range. We will not object if you include the following language (where you fill in "$x.xx" with a number) on your prospectus cover page:

> The selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

7.   Please include the related page number in your cross-reference to the "Risk Factors" section as required by Item 501(a)(5) of Regulation S-K.

8.   Please prominently disclose here and in your "Prospectus Summary" section that your auditors have raised substantial doubt as to your ability to continue as a going concern.

Table of Contents, page 3

9.   We note that many sections are not referenced or are incorrectly referenced in the table of contents. Please revise to include line items and the corresponding page numbers for each section of the prospectus. See Item 502 of Regulation S-K. For example, and without limitation, you have not included a reference to the Plan of Operations section or the Selling Stockholders section and your reference to the Management's Discussion and Analysis of Results of Operations and Liquidity During the Development Stage section is incorrectly referenced.

Dealer's Prospectus Delivery Obligations, page 3

10.   Please place the disclosure under this section on the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Summaries of Referenced Documents, page 4

11.   We note your statement that the summaries of and selected information from certain documents are qualified in their entirety by the full text of the agreements and documents. Please ensure that you have disclosed all material information in your filing, and revise your filing to remove any implication that you have not done so.

Forward-Looking Statements, page 4

12.   Please eliminate the word "will" from your list of forward-looking statements.

Risk Factors, page 4

13.   We note your statement that the risk factors you have included in your filing do not include factors or risks which may arise from general economic conditions. Please ensure that you have disclosed all the risk factors required by Item 503(c) of Regulation S-K.

14.   Please revise your subcaptions in your Risk Factors section to ensure that each risk factor is set forth under a subcaption that adequately describes the risk. For example, and without limitation, we note that the subcaption "Our limited liquidity and financial resources may discourage distribution channels from purchasing our products" at page 5 does not reference the risks to your ability to obtain credit on commercially reasonable terms.

15.   Please remove mitigating language from your risk factors disclosure. For example, and without limitation, please remove from your risk factor under the subcaption "Our risk

related to concentration of receivables" your statements regarding the credit rating of your primary customer.

Risks Related to Our Corporation, page 5

We rely on a co-packer for all of our manufacturing needs…, page 8

16.   Please expand your disclosure to identify your co-packer. See Item 101(h)(4)(v) of Regulation S-K.

We rely on the performance of major retailers…, page 8

17.   Please reconcile the disclosure set forth under this subcaption with the disclosure that you have provided at page 15 regarding your marketing and sales.

Plan of Operations, page 11

18.   Please provide the source(s) relating to your statement that "[s]tudies indicate that certain regions in China are ready for the integration of Western foods."

Management's Discussion and Analysis of Results of Operations…, page 11

Results of Operations, page 11

19.   You indicate that as of March 19, 2010, JVW Entertainment acquired approximately 80% of your issued and outstanding capital stock. However, we note your risk factor disclosure on page 4 that indicates that JVW Entertainment owns a total of 10,900,583, or approximately 65%, of your issued and outstanding shares and your statement on page F-14 that you issued 2,300,000 shares to JVW Entertainment in June 2010. Please reconcile these various statements for us by providing us with a timeline of JVW's ownership of your company that describes the dates on which JVW acquired or sold shares in your company, the total shares purchased or sold at each date, the total shares JVW owned and its percentage ownership following each transaction, the counterparties to such transactions, and the business purpose of each transaction.

Liquidity, page 12

20.   We note your disclosure that your controlling shareholder has advised you that it will continue to make contributions to your capital until such time as you have arrangements in place for acceptable funding. Please clarify whether your controlling shareholder has a binding obligation to make such contributions.

Critical Accounting Policies and Estimates, page 13

Push-Down Accounting, page 13

21.   We note your disclosure that JVW purchased 9,761,000 shares of Bella Petrella's common stock on March 19, 2010, and JVW also gave Mr. Petrella, Jr. a note for $300,000. Please revise your disclosure to clearly indicate the total consideration JVW transferred to Mr. Petrella, Jr. to purchase the 9,761,000 shares of common stock. In this regard, your disclosure seems to imply that the $300,000 note was only part of the consideration transferred. Similar concerns apply to your disclosure in Note 2 of your financial statements.

22.   Please revise to disclose the significant methodologies and assumptions used in the valuation of the assets and liabilities acquired by JVW.

Our Business, page 14

23.   Please revise your disclosure to clarify your relationship with Mr. Petrella, Jr. For example, please clarify whether this is the same individual who serves as your Vice President-Sales and Marketing. If Mr. Petrella, Jr. is one of your named executive officers, please provide the disclosure regarding his compensation that is required by Item 402 of Regulation S-K.

Our Management, page 17

24.   We note your statement that your executive officers are elected by, and their terms of office are at the discretion of, your board of directors "subject to [the] terms and conditions of their respective employment agreements." Please reconcile this statement with your disclosure elsewhere (*e.g.*, at pages 6 and 18) that you do not have any employment agreements.

25.   Please provide all the information required by Item 401(e) of Regulation S-K. For example, and without limitation, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your directors or those going to become directors should serve as your directors in light of your business and structure, as required by Item 401(e) of Regulation S-K. In addition, please provide start and end dates for each position held during the past five years for each of your directors and executive officers. Please also provide the name of any corporation or other organization in which Robert Dollar's employment was carried on during the past five years.

26.   Please clarify whether Messrs. Petrella and Shartz attained degrees from Youngstown State University and Florida State University, respectively.

27.   We note your disclosure that Mr. Dollar is your chief financial officer on a part-time basis. Please disclose the amount of time that he devotes to your business.

28.   Please revise your disclosure to provide all of the information required by Item 407(a) of Regulation S-K.

Employment Agreements, page 18

29.   We note that you plan to enter into employment agreements with management. If known, please revise your disclosure to indicate when you intend to do so. Please also confirm that you will be filing as exhibits the individual employment contracts with each named executive officer, if you enter into such agreements prior to the effectiveness of your registration statement.

30.   We note your disclosure at page II-2 regarding shares issued to Kenneth Shartz for consulting fees. Please tell us why you did not disclose such shares in connection with executive compensation.

How We Compensate Our Directors, page 19

31.   Please provide the information required by Item 402(r) of Regulation S-K in the tabular format set forth in such item, or tell us why such disclosure is not required.

Related Party Transactions, page 20

32.   Please provide your basis for not including disclosure pursuant to Item 404 of Regulation S-K with respect to the consulting services agreement described in notes 6 and 9 to your financial statements and related information.

Selling Stockholders, page 21

33.   We note your disclosure that none of the selling shareholders are your directors, officers or controlling persons. Please revise your disclosure to clarify whether any of the selling stockholders had a material relationship with you or any of your predecessors within the past three years. See Item 507 of Regulation S-K.

34.   Please revise your disclosure to include:

    •   the amount of shares owned by each selling shareholder prior to the offering and

    •   the amount and the percentage to be owned after the completion of the offering, in each case, as required by Item 507 of Regulation S-K.

35.   For each of your selling shareholders that are not natural persons (*e.g.*, JRA Consulting, James H. Porter Trust #2 Alexis Porter and Duragji Corporation), please revise your disclosure to include the name of the natural persons who have sole or shared voting or investment power. See *Compliance and Disclosure Interpretations: Regulation S-K*, Question 140.02 at *http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm*.

36.   Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer.

37.   Please disclose how and when each of the selling shareholders obtained their shares.

38.   We note your footnote in respect of Jackson Morris. Please also indicate that he is providing the legality opinion in connection with the shares being offered under the registration statement.

Balance Sheet, page F-2

39.   We note you report an asset identified as Goodwill as of May 31, 2010 totaling $216,260. Please tell us the underlying reasons you believe the acquisition of Bella Petrella's Holdings, Inc. by JVW Entertainment resulted in goodwill, and identify the items you believe led to the goodwill.

Statements of Operations, page F-3

40.   Please note that basic and diluted (if applicable) earnings per share should be presented on the face of the income statement, rounded to the nearest cent, in order not to imply a greater degree of precision than exists. Please revise your presentation accordingly.

Statements of Changes in Shareholders' Equity, page F-4

41.   Your statements of changes in shareholders' equity indicates you issued approximately 14.2 million founders' shares at $0.01 per share prior to March 18, 2010, and on page 4, you indicate that Joseph M. Petrella, Jr. is your founder. However, on page II-2, you indicate that through September 1, 2010, you had issued a cumulative total of 10.6 million shares to Joseph M. Petrella, Jr. Please reconcile for us the figures you present in your statements of changes in shareholders' equity as founders shares to the shares you identify as having been issued to Joseph M. Petrella, Jr. on page II-2.

Note (3) Summary of Significant Accounting Policies, page F-7

Intangible Assets, page F-7

42.   Your disclosure states that "The valuations of these acquired assets in the amount of
$574,700 were based on appraisals based on assumptions made by management using
estimated future cash flows of the underlying business operations." However, your
disclosure on page 13 within critical accounting policies states "We contracted with an
independent appraisal firm to perform an analysis and provide a formal report on the
value of the sauce and salsa recipes as of March 19, 2010. The report resulted in a value
of the recipes of $574,000." Please modify your disclosure as necessary to clearly
explain how the value of your intangible assets was determined. As part of your
response, please tell us how you have considered Question 233.02 of our Securities Act
Rules Compliance and Disclosure Interpretations with respect to your disclosure on page
13.

Index to Exhibits, page II-2

43.   Please file all material contracts. See Item 601(b)(10) of Regulation S-K. In that regard,
please file the registration rights agreement, the consulting services agreement and
agreement not to compete with Joseph M. Petrella, Jr., and any agreements with your
primary customer.

Undertakings, page II-3

44.   Please revise to make sure your undertakings are consistent with those, and contain all
that are, required by Item 512 of Regulation S-K. In this regard, we note, for example,
that paragraph A(1)(c) does not conform to that contained in Item 512 of Regulation S-K
and paragraph A(4) appears not to be contained in item 512 of Regulation S-K.

Signatures, page II-6

45.   Please revise your signature page so that it conforms to the form of signature page
contained in Form S-1. In addition, please clarify who is signing on behalf of your
controller or principal accounting officer.

Exhibit 5.1

46.   We note that the legal opinion indicates that your legal counsel is "inactive." Please
advise us whether he is inactive in both Florida and Georgia. We may have further
comment.

47.   We note that the legality opinion you filed assumes "the due and proper election or appointment of all persons signing and purporting to sign the documents in their respective capacities." Please tell us why this assumption is necessary and appropriate.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc   Jackson L. Morris, Esq.
         (800) 310-1695 (fax)